SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BRIO SOFTWARE, INC.
(Name of Subject Company (Issuer))

BRIO SOFTWARE, INC.
(Name of Filing Person (Offeror))

Certain Eligible Options Under the Brio Software, Inc. 1992 Stock Option Plan, the Brio
Software, Inc. 1998 Stock Option Plan, the Brio Software, Inc. 2000 Non-Executive Stock Option
Plan, and the 1992 SQRIBE Technologies Corp. Stock Option Plan to Purchase Common Stock, Par
Value $0.001 Per Share, Held by Certain Employee Option Holders

(Title of Class of Securities)

109704 10 6
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Craig B. Collins
Executive Vice President of Corporate Development and Chief Financial Officer
Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054
(408) 496-7400
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:
Jon Gavenman
Marcia Bruggeman
Venture Law Group, A Professional Corporation
2775 Sand Hill Road
Menlo Park, California 94025
(650) 854-4488

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$2,012,116.77	$185.11

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,315,109 shares of common stock of Brio Software, Inc. having an aggregate value of $1.53 as of November 7, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.000092 multiplied by the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

The information in the Offer to Exchange, dated November 15, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item 7	Source and Amount of Funds or Other Compensation.

(a)	The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of the New Options) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Not applicable.

Item 8	Interest in Securities of Subject Company.

(a)	Not applicable.

(b)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Not applicable.

Item 10.	Financial Statements.

(a)
The information set forth in the Offer to Exchange in Section 9 (“Information Concerning Brio”) and Section 17 (“Additional Information”), and on pages 15 through 62 of the Company’s Annual Report on Form 10-K/A for its fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on June 5, 2002, and on pages 3 through 6 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, is incorporated herein by reference.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)	Not applicable.

Item 12.	Exhibits.

(a)	(1) Offer to Exchange, dated November 15, 2002.

(2)	Form of Letter of Transmittal.

(3)	Form of Notice to Withdraw Tender.

(4)	Form of Letter to Eligible Option Holders.

(5)	Form of Letter to Tendering Option Holders.

(6)	Brio Software, Inc. Annual Report on Form 10-K/A for its fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on June 5, 2002 and incorporated herein by reference.

(7)	Brio Software, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(8)	Brio Software, Inc. Current Reports on Form 8-K filed with the Securities Exchange Commission on August 14, 2002, July 9, 2002 and June 6, 2002 and incorporated herein by reference.

(b)	Not applicable.

(d)	(1) Brio Software, Inc. 1992 Stock Option Plan.

(2)
Brio Software, Inc. 1998 Stock Option Plan, filed as amended to date as Exhibit 10.1 to the Brio Technology, Inc. Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 4, 2001 and incorporated herein by reference.

(3)
Brio Software, Inc. 2000 Non-Executive Stock Option Plan, Exhibit 4.3 to the Brio Technology, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 1, 2000 and incorporated herein by reference.

(4)	Brio Software, Inc. 1995 Stock Option Plan.

(5)	Form of Option Agreement Pursuant to the Brio Software, Inc. 1998 Stock Option Plan.

(6)	Form of Option Agreement Pursuant to the Brio Software, Inc. 2000 Non-Executive Stock Option Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BRIO SOFTWARE, INC.

/s/ CRAIG B. COLLINS
Craig B. Collins Executive Vice President of Corporate Development and Chief Financial Officer

Date: November 15, 2002

Index to Exhibits

Exhibit Number	Description

(a)(1) -	Offer to Exchange, dated November 15, 2002.

(a)(2) -	Form of Letter of Transmittal.

(a)(3) -	Form of Notice to Withdraw Tender.

(a)(4) -	Form of Letter to Eligible Option Holders.

(a)(5) -	Form of Letter to Tendering Option Holders.

(a)(6)	Brio Software, Inc. Annual Report on Form 10-K/A for its fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on June 5, 2002 and incorporated herein by reference.

(a)(7)	Brio Software, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(a)(8)	Brio Software, Inc. Current Reports on Form 8-K filed with the Securities Exchange Commission on August 14, 2002, July 9, 2002 and June 6, 2002 are incorporated herein by reference.

(d)(1)	Brio Software, Inc. 1992 Stock Option Plan.

(d)(2)
Brio Software, Inc. 1998 Stock Option Plan, filed as amended to date as Exhibit 10.1 to the Brio Technology, Inc. Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 4, 2001 and incorporated herein by reference.

(d)(3)
Brio Software, Inc. 2000 Non-Executive Stock Option Plan, Exhibit 4.3 to the Brio Technology, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 1, 2000 and incorporated herein by reference.

(d)(4)	Brio Software, Inc. 1995 Stock Option Plan.

(d)(5)	Form of Option Agreement Pursuant to the Brio Software, Inc. 1998 Stock Option Plan.

(d)(6)	Form of Option Agreement Pursuant to the Brio Software, Inc. 2000 Non-Executive Stock Option Plan.